United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
May 2009
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  _____  ..)

Press Release
Signature Page

Vale adopts a new corporate name: Vale S.A.
Rio de Janeiro, May 22, 2009 — Vale announces that the proposal for the change of its legal name to Vale S.A. from Companhia Vale do Rio Doce was approved today in the Extraordinary Shareholders’ Meeting.
The change of Vale’s legal name is another milestone in our brand unification process. In November 2007, we launched our new global identity, using the commercial name “Vale” in all countries where we operate, and adopted a new global visual identity. The new name and logo communicate the Company’s evolution, diversification and growth in recent years, during which Vale has been transformed into a global mining company with a diversified portfolio of products that are ubiquitous in and essential to people’s lives.
As a result of the legal name change, the CUSIP numbers for Vale’s American Depositary Shares (“ADSs”) have changed. The new CUSIP numbers are 91912E 105 for ADSs relating to the common shares and 91912E 204 for ADSs relating to the preferred shares.
We have recently changed our ticker symbols under which the ADSs trade in NYSE to VALE and VALE.P to reflect the new brand and we continue the process of changing the names and brands of our commercial and exploration offices and some subsidiaries.
With our new name, Vale S.A., we continue to reinforce our commitment to generating value, while maintaining our focus on sustainability and respect for life.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Patricia Calazans: patricia.calazans@vale.com
Roberta Coutinho: roberta.coutinho@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com

This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: May 22, 2009	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations